

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 23 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M&T Plaza
(No. and Street)

Buffalo	NY	14203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor — 716-849-1470 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

369 Franklin Street	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Picton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Co., Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PATRICIA E. REINARD KOPSA
No. 01RE4999274
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 10\02\18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and
Supplemental Schedules
as of December 31, 2014

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and
Supplemental Schedules
as of December 31, 2014

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

TRUBEE, COLLINS & CO., INC.

CONTENTS



Cyclorama Building | 369 Franklin Street | Buffalo, New York 14202

716-856-3300 | Fax 716-856-2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Trubee, Collins & Co., Inc.

We have audited the accompanying statement of financial condition of Trubee, Collins & Co., Inc. (the Company) (a New York State corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provisions under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

February 5, 2015

Statements of Financial Condition

December 31,	2014	2013
Assets		
Cash	$ 177,903	$ 149,531
Receivables from brokers and dealers	346,986	322,114
Property and equipment, net (Note 2)	28,771	25,292
Prepaid expenses and other	77,461	60,157
	$ 631,121	$ 557,094
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 163,974	$ 147,829
Liabilities subordinated to claims of general creditors (Note 3)	26,000	26,000
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	10,216	10,216
Additional paid-in capital	418,056	418,056
Retained earnings	132,825	74,943
Treasury stock - 2,875 shares at cost	(119,950)	(119,950)
	441,147	383,265
	$ 631,121	$ 557,094

See accompanying notes.

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee, Collins & Co., Inc. (the Company) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

Customer Securities Transactions:

Customer securities transactions are recorded on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 5, 2015 (the date the financial statements were available to be issued).

Cash:

Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Investments:

When they exist, the Company's investments in marketable securities are classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published quotations in active markets.

The Company's investments also may include not readily marketable securities carried at estimated fair value.

Income Taxes:

Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Property and Equipment:

	2014	2013
Furniture and equipment	$ 195,383	$ 181,885
Less accumulated depreciation	166,612	156,593
	$ 28,771	$ 25,292

3. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond with a maturity date of December 31, 2016.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 5).

4. Income Taxes:

Deferred income taxes on the statements of financial condition at December 31, 2014 and 2013 consist of the following included within accounts payable and accrued expenses:

	2014	2013
Liabilities	**$ (17,100)**	$ (12,600)

The Company believes it is no longer subject to examination by Federal and State taxing authorities for years prior to 2011.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 17a-5{a}), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 and 2013, the Company has net capital of $360,915 and $323,816, which was $110,915 and $73,816 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .45 to 1 and .46 to 1 at December 31, 2014 and 2013.

6. Leases:

The Company leases office space and certain office equipment pursuant to noncancelable operating leases. At December 31, 2014, future minimum rental payments due are:

2015	**$ 121,100**
2016	**120,500**
2017	**11,900**
2018	**200**
	$ 253,700

7. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2014.

8. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

9. Stockholder Agreement:

Under the terms of an agreement with its stockholders, the Company has the option to purchase the shares held by that stockholder in the event of termination or death. If the Company's option is not exercised, the remaining stockholders must purchase the shares.

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Net capital:	
Total stockholders' equity	$ 441,147
Additions:	
Allowable subordinated liabilities	26,000
Total available capital	467,147
Deductions:	
Non-allowable assets:	
Equipment, less accumulated depreciation	28,771
Investments not readily marketable	-
Prepaid expenses and other	77,461
	106,232
Tentative net capital	360,915
Haircuts:	
Equities	-
Money market funds	-
U.S. Government Agencies	-
	-
Net capital	$ 360,915
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 163,974
Computation of net capital requirement:	
Net capital	$ 360,915
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	250,000
Excess net capital	$ 110,915
Aggregate debt to net capital (allowable 15 to 1)	.45 to 1

Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Net capital, as reported in Company's Part II (unaudited) focus report	$ 360,915
Adjustments made subsequent to preparation of focus report:	
None	-
Net capital per above	$ 360,915

Supplementary Information
Schedule III – Exemptive Provision under SEC Rule 15c3-3

December 31, 2014

An exemption from Rule 15c3-3 is claimed. Identified below is the section upon which such exemption is based:

C. (k)(2) (ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC # and Name

008-35158 First Clearing, LLC



Cyclorama Building | 369 Franklin Street | Buffalo, New York 14202

716-856-3300 | Fax 716-856-2524 | www.LumsdenCPA.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
Trubee, Collins & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Trubee, Collins & Co., Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lumsden & McCormick, LLP

February 5, 2015

TRUBEE, COLLINS & CO., INC.

Schedule of Assessments and Payments per Form SIPC-7

For the year ended December 31, 2014

Assessment Period	Check Date	Check Number	Collection Agency	
January 1, 2014 - June 30, 2014	06/01/14	11763	SIPC	$ 3,219
July 1, 2014 - December 31, 2014	01/22/15	12007	SIPC	3,528
Total payments to SIPC				$ 6,747



CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, New York 14202

716-856-3300 | Fax 716-856-2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Trubee, Collins & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report: Exchange Act Rule 15c3-3, in which (1) Trubee, Collins & Co., Inc. (the Company) identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: provision (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lumsden & McCormick, LLP

February 5, 2015

TRUBEE, COLLINS & CO., INC.

MEMBER OF F.I.N.R.A. AND S.I.P.C.
1350 ONE M & T PLAZA
BUFFALO, NY 14203-2396

TEL. 716-849-1401
TOLL FREE 800-836-4050
FAX 716-849-0144

January 23, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Exemption Report : Exchange Act Rule 15c3-3

Trubee, Collins & Co., Inc. claims exemption under the exemptive provision of rule 15c3-3 based upon section (k)(2)(ii) – "All customer transactions cleared through another broker-dealer on a fully disclosed basis." The name of the clearing firm is First Clearing, LLC.

Exceptions occurring in 2014 are noted:

1. Client check was received 4/28/2014; the bank was contacted to confirm customer but did not provide confirmation until afternoon 4/29/2014; check was deposited at 2:45 PM.
2. Check received on 7/2/2014; however customer did not have complete account opening information. Customer in Army and travelling to Hawaii, therefore would not be able to receive a returned check. New account opening paperwork was completed and check deposited on 7/7/2014.
3. Two checks received on 11/6/2014. Customer specified one check into existing account and the other check into a new account. Check deposited on 11/10/2014 into existing account since client could not provide needed information to open new account.

Trubee, Collins & Co., Inc.

William Pictor
President